December 1, 1999




David H. Murdock
Pacific Holding Company
10900 Wilshire Boulevard
Suite 1600
Los Angeles, CA 90024

Gentlemen:

This letter confirms the agreement we have made that Flexi-Van Leasing, Inc. will sell to the David H. Murdock Living Trust 1,240,310 shares of Dole Food Company, Inc. at the closing price this date on the New York Stock Exchange of $16.3125 per share such total price to be $20,232,557.

David H. Murdock Living Trust agrees to pay for such stock with a promissory note, date as of the above date, against delivery of stock certificates accompanied by stock powers endorsed in your favor. Flexi-Van Leasing, Inc. agrees that the shares delivered to you will be free and clear of liens, encumbrances or pledges in favor of third-parties and otherwise free from claims.

The closing shall occur at O'Melveny & Myers New York offices at which time the certificates will be delivered to you and Flexi-
Van will accept your promissory note.


                              Very truly yours,

                              Flexi-Van Leasing, Inc.


                              /s/ Jeffrey Heck
                              ------------------------------
                              By Jeffrey Heck
                              Vice President and Chief
                              Financial Officer

                       DEMAND PROMISSORY NOTE

$20,232,557                                  December 1, 1999
                                             Los Angeles, California

For value received, the undersigned, PACIFIC HOLDING COMPANY, a sole proprietorship of David H. Murdock, promises to pay on demand to the order of FLEXI-VAN LEASING, INC., a Delaware corporation ("Flex Leasing"), TWENTY MILLION, TWO HUNDRED THIRTY TWO THOUSAND, FIVE HUNDRED FIFTY SEVEN DOLLARS ($20,232,557).

The aggregate unpaid principal amount shall bear interest at a fluctuation rate equal to the rate in effect from time to time pursuant to section 2.5 of the Revolving Credit Agreement dated as of November 20, 1995 among Flexi-Van Leasing, Inc. and the First National Bank of Boston, individually and as agent for Banks named therein, as amended to date and as the same may be further amended, supplemented, restated, refinanced or otherwise modified or replaced from time to time. Interest on this Note shall be computed and paid yearly, commencing December 1, 2000.

Payments of both principal and interest hereon shall be made in lawful money of the United States of America in immediately available funds. This Note is unsecured and may be prepaid in whole or in part without premium or penalty.

Notwithstanding anything to the contrary herein, the undersigned further agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by acceleration or otherwise.

This Note is made under and governed by the internal laws of the State of California.


                                PACIFIC HOLDING COMPANY


Address:                        By: /s/ David H. Murdock
                                   ---------------------------------
                                   David H. Murdock, Sole Proprietor
10900 Wilshire Boulevard           individually as Trustee of the
Los Angeles, CA 90024              David H. Murdock Living Trust dated
                                   May 28, 1986 as amended